SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                            ______________________
                                 SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)

                                Grancare, Inc.
                               (Name of Issuer)

                         Common Stock, Par Value $0.001
                         (Title of Class of Securities)

                                   385189105
                                 (CUSIP Number)

                               Peter A. Hochfelder
                           c/o Brahman Management, L.L.C.
                             277 Park Avenue, 26th Floor
                              New York, New York 10172
                                  (212) 941-1400
                   (Name, address and telephone number of person
                  authorized to receive notices and communications)

                                 August 22, 1997
               (Date of event which requires filing of this statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

      Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

      NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see
the Notes).

SCHEDULE 13D

CUSIP No. 385189105                                         Page 2 of 22 Pages

      1        NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                    Brahman Partners II, L.P.

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A    (a) [x]
               GROUP*                                        (b) [ ]

      3        SEC USE ONLY

      4        SOURCE OF FUNDS*
                    WC

      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS      [ ]
               IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

      6        CITIZENSHIP OR PLACE OF ORGANIZATION
                    Delaware

  NUMBER OF     7   SOLE VOTING POWER
   SHARES            0

BENEFICIALLY    8   SHARED VOTING POWER
OWNED BY EACH        499,800
                9   SOLE DISPOSITIVE POWER
  REPORTING          0
   PERSON
    WITH       10   SHARED DISPOSITIVE POWER
                     499,800

     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON
                     499,800

     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)     [ ]
               EXCLUDES CERTAIN SHARES*


     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
               (11)
                    2.1%

     14        TYPE OF REPORTING PERSON*
                    PN

SCHEDULE 13D

CUSIP No. 385189105                                         Page 3 of 22 Pages

      1        NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                    Brahman Institutional Partners, L.P.

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A    (a) [x]
               GROUP*                                        (b) [ ]

      3        SEC USE ONLY

      4        SOURCE OF FUNDS*
                    WC

      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS      [ ]
               IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

      6        CITIZENSHIP OR PLACE OF ORGANIZATION
                    Delaware

  NUMBER OF     7   SOLE VOTING POWER
   SHARES            0

BENEFICIALLY    8   SHARED VOTING POWER
OWNED BY EACH        503,500
                9   SOLE DISPOSITIVE POWER
  REPORTING          0
   PERSON
    WITH       10   SHARED DISPOSITIVE POWER
                     503,500

     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON
                     503,500

     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)     [ ]
               EXCLUDES CERTAIN SHARES*


     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
               (11)
                     2.1%

     14        TYPE OF REPORTING PERSON*
                    PN

SCHEDULE 13D

CUSIP No. 385189105                                         Page 4 of 22 Pages

      1        NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                    BY Partners, L.P.

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A    (a) [x]
               GROUP*                                        (b) [ ]

      3        SEC USE ONLY

      4        SOURCE OF FUNDS*
                    WC

      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS      [ ]
               IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

      6        CITIZENSHIP OR PLACE OF ORGANIZATION
                    Delaware

  NUMBER OF     7   SOLE VOTING POWER
   SHARES            0

BENEFICIALLY    8   SHARED VOTING POWER
OWNED BY EACH        599,300
                9   SOLE DISPOSITIVE POWER
  REPORTING          0
   PERSON
    WITH       10   SHARED DISPOSITIVE POWER
                     599,300

     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON
                     599,300

     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)     [ ]
               EXCLUDES CERTAIN SHARES*


     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
               (11)
                     2.5%

     14        TYPE OF REPORTING PERSON*
                    PN

SCHEDULE 13D

CUSIP No. 385189105                                         Page 5 of 22 Pages

      1        NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                    Brahman Management, L.L.C.

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A    (a) [x]
               GROUP*                                        (b) [ ]

      3        SEC USE ONLY

      4        SOURCE OF FUNDS*
                    AF

      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS      [ ]
               IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

      6        CITIZENSHIP OR PLACE OF ORGANIZATION
                    Delaware

  NUMBER OF     7   SOLE VOTING POWER
   SHARES            0

BENEFICIALLY    8   SHARED VOTING POWER
OWNED BY EACH        1,602,600
                9   SOLE DISPOSITIVE POWER
  REPORTING          0
   PERSON
    WITH       10   SHARED DISPOSITIVE POWER
                     1,602,600

     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON
                     1,602,600

     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)     [ ]
               EXCLUDES CERTAIN SHARES*


     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
               (11)
                     6.7%

     14        TYPE OF REPORTING PERSON*
                    OO;IA

SCHEDULE 13D

CUSIP No. 385189105                                         Page 6 of 22 Pages

      1        NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                    Brahman Capital Corp.

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A    (a) [x]
               GROUP*                                        (b) [ ]

      3        SEC USE ONLY

      4        SOURCE OF FUNDS*
                    AF

      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS      [ ]
               IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

      6        CITIZENSHIP OR PLACE OF ORGANIZATION
                    Delaware

  NUMBER OF     7   SOLE VOTING POWER
   SHARES            0

BENEFICIALLY    8   SHARED VOTING POWER
OWNED BY EACH        1,142,000
                9   SOLE DISPOSITIVE POWER
  REPORTING          0
   PERSON
    WITH       10   SHARED DISPOSITIVE POWER
                     1,142,000

     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON
                     1,142,000

     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)     [ ]
               EXCLUDES CERTAIN SHARES*


     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
               (11)
                     4.7%

     14        TYPE OF REPORTING PERSON*
                    CO;IA

SCHEDULE 13D

CUSIP No. 385189105                                         Page 7 of 22 Pages

      1        NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                    Peter A. Hochfelder

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A    (a) [x]
               GROUP*                                        (b) [ ]

      3        SEC USE ONLY

      4        SOURCE OF FUNDS*
                    AF

      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS      [ ]
               IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

      6        CITIZENSHIP OR PLACE OF ORGANIZATION
                    Delaware

  NUMBER OF     7   SOLE VOTING POWER
   SHARES            0

BENEFICIALLY    8   SHARED VOTING POWER
OWNED BY EACH        2,145,300
                9   SOLE DISPOSITIVE POWER
  REPORTING          0
   PERSON
    WITH       10   SHARED DISPOSITIVE POWER
                     2,145,300

     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON
                     2,145,300

     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)     [ ]
               EXCLUDES CERTAIN SHARES*


     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
               (11)
                     8.9%

     14        TYPE OF REPORTING PERSON*
                    IN

SCHEDULE 13D

CUSIP No. 385189105                                         Page 8 of 22 Pages

      1        NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                    Robert J. Sobel

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A    (a) [x]
               GROUP*                                        (b) [ ]

      3        SEC USE ONLY

      4        SOURCE OF FUNDS*
                    AF

      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS      [ ]
               IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

      6        CITIZENSHIP OR PLACE OF ORGANIZATION
                    Delaware

  NUMBER OF     7   SOLE VOTING POWER
   SHARES            0

BENEFICIALLY    8   SHARED VOTING POWER
OWNED BY EACH        2,145,300
                9   SOLE DISPOSITIVE POWER
  REPORTING          0
   PERSON
    WITH       10   SHARED DISPOSITIVE POWER
                     2,145,300

     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON
                     2,145,300

     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)     [ ]
               EXCLUDES CERTAIN SHARES*


     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
               (11)
                     8.9%

     14        TYPE OF REPORTING PERSON*
                    IN

SCHEDULE 13D

CUSIP No. 385189105                                         Page 9 of 22 Pages

      1        NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                    Mitchell A. Kuflik

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A    (a) [x]
               GROUP*                                        (b) [ ]

      3        SEC USE ONLY

      4        SOURCE OF FUNDS*
                    AF

      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS      [ ]
               IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

      6        CITIZENSHIP OR PLACE OF ORGANIZATION
                    Delaware

  NUMBER OF     7   SOLE VOTING POWER
   SHARES            0

BENEFICIALLY    8   SHARED VOTING POWER
OWNED BY EACH        2,145,300
                9   SOLE DISPOSITIVE POWER
  REPORTING          0
   PERSON
    WITH       10   SHARED DISPOSITIVE POWER
                     2,145,300

     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON
                     2,145,300

     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)     [ ]
               EXCLUDES CERTAIN SHARES*


     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
               (11)
                     8.9%

     14        TYPE OF REPORTING PERSON*
                    IN

					                             Page 10 of 22 Pages

          The Schedule 13D initially filed on May 23, 1997, by the signatories hereto relating to the Common Stock, par value $.001 per share (the "Common Stock"), issued by Grancare, Inc., a Delaware corporation (the "Company"), whose principal executive offices are at One Ravinia Drive, Suite 1500, Atlanta, Georgia 30346, is hereby amended by this Amendment No. 1 to the
Schedule 13D as follows:
Item 2.   Identity and Background.
------    -------------------
          Item 2 is hereby deleted and the following inserted in its place:
          (a) This statement is filed by (i) Brahman Partners II, L.P., a Delaware limited partnership ("Brahman II"), with respect to the shares of Common Stock owned by it, (iii) Brahman Institutional Partners, L.P. ("Brahman Institutional"), a Delaware limited partnership, with respect to the shares of Common Stock owned by it, (iv) BY Partners, L.P. ("BY Partners") a Delaware limited partnership, with respect to the shares of Common Stock owned by it;
(v) Brahman Management, L.L.C. ("Brahman Management"), a Delaware limited liability company and the sole general partner of Brahman II, BY Partners and Brahman Institutional, with respect to the shares of Common Stock owned by Brahman II, BY Partners and Brahman Institutional, (vi) Brahman Capital Corp., a Delaware corporation ("Brahman Capital"), with respect to the shares of Common Stock held for each of (A) Quasar International Partners, C.V., a Netherlands Antilles limited partnership ("Quasar"), (B) BY Partners and (C) Brahman Partners II Offshore, Ltd. ("Brahman Offshore"), a Cayman Islands exempted company, and (vii) Peter A. Hochfelder, Robert J. Sobel and Mitchell
A. Kuflik, each a citizen of the United States, and together the executive

                                                        Page 11 of 22 Pages
officers and directors of Brahman Capital and the sole members of Brahman Management, with respect to shares of Common Stock subject to the control of Brahman Capital and Brahman Management. The foregoing individuals and entities (other than Quasar and Brahman Offshore) are hereinafter referred to collectively as the "Reporting Persons". Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.
          Brahman II, BY Partners and Brahman Institutional are each private investment partnerships, the sole general partner of which is Brahman Management. As the sole general partner of Brahman II, BY Partners and Brahman Institutional, Brahman Management has the power to vote and dispose of the shares of Common Stock owned by each of Brahman II, BY Partners and Brahman Institutional and, accordingly, may be deemed the "beneficial owner" of such shares. The managing members of Brahman Management are Peter A. Hochfelder, Mitchell A. Kuflik and Robert J. Sobel.
          Pursuant to investment advisory contracts (and, in the case of BY Partners, pursuant to an arrangement between Brahman Management and Brahman Capital), Brahman Capital currently has the power to vote and dispose of the shares of Common Stock held for the account of each of Quasar, Brahman Offshore and BY Partners and, accordingly, may be deemed the "beneficial owner" of such shares. Messrs. Hochfelder, Sobel and Kuflik are the executive officers and directors of Brahman Capital.
          (b)  The address of the principal business and principal office of
(i) Brahman II, Brahman Institutional, BY Partners, Brahman Management, Brahman Capital and Messrs. Hochfelder, Kuflik and Sobel is 277 Park Avenue,

                                                         Page 12 of 22 Pages
26th Floor, New York, New York 10172; and (ii) each of Brahman Offshore and Quasar is c/o Citco, N.V. Kaya Flamboyan 9, Willemstad, Curacao, Netherlands Antilles.
          (c) The present principal business of Brahman II, BY Partners, Brahman Offshore, Brahman Institutional and Quasar is that of a private investment fund, engaging in the purchase and sale of securities for investment for their own accounts. The present principal business of Brahman Management is that of a private investment firm, engaging in the purchase and sale of securities for investment on behalf of Brahman II, BY Partners and Brahman Institutional. The present principal business of Brahman Capital is that of a private investment firm, engaging in the purchase and sale of securities for investment on behalf of discretionary accounts. The present principal occupations of Messrs. Hochfelder, Sobel and Kuflik are directing the activities of Brahman Management and Brahman Capital.
          (d) None of the persons referred to in paragraph (a) above has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
          (e) None of the persons referred to in paragraph (a) above has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

                                                         Page 13 of 22 Pages
          (f) Each of the individuals referred to in paragraph (a) above is a United States citizen. Brahman Management is a Delaware limited liability company. Each of Brahman II, BY Partners and Brahman Institutional is a Delaware limited partnership. Brahman Capital is a Delaware corporation. Brahman Offshore is a Cayman Islands exempted company limited by shares. Quasar is a Netherlands Antilles limited partnership.
Item 3.   Source and Amount of Funds or Other Consideration.
------    -------------------------------------------------
          The first sentence of Item 3 is hereby deleted and the following inserted in its place:
          Since the initial Schedule 13D filing, (i) Brahman II purchased 86,400 shares of Common Stock at a net investment cost of $925,006 (including commissions); (ii) Brahman Institutional purchased 107,300 shares of Common Stock at a net investment cost of $1,139,483 (including commissions); (iii) BY Partners purchased 151,400 shares of Common Stock at a net investment cost of $1,621,002 (including commissions); (iv) Brahman Capital purchased 34,000 shares of Common Stock at a net investment cost of $360,063 (including commissions) for the account of Brahman Offshore; and Brahman Capital purchased 43,400 shares of Common Stock at a net investment cost of $454,308 (including commissions) for the account of Quasar.
Item 5.   Interest in Securities of the Issuer.
------    -------------------------------------

          Item 5(a) is hereby deleted and the following inserted in its place:
          (a) As of the close of business on August 22, 1997, (i) Brahman II owns beneficially 499,800 shares of Common Stock, constituting approximately 2.1% of the shares outstanding; (ii) Brahman Institutional owns beneficially

                                                         Page 14 of 22 Pages
503,500 shares of Common Stock, constituting approximately 2.1% of the shares outstanding; (iii) BY Partners owns beneficially 599,300 shares of Common Stock, constituting approximately 2.5% of the shares outstanding; (iv) Brahman Management owns beneficially 1,602,600 shares of Common Stock, constituting approximately 6.7% of the shares outstanding (such amounts are inclusive of the amounts reported by Brahman II, BY Partners and Brahman Institutional pursuant to clauses (i)-(iii) herein); (v) Brahman Capital owns beneficially 1,142,000 shares of Common Stock, constituting approximately 4.7% of the shares outstanding (such amounts are inclusive of the 336,300 shares held for the discretionary account that Brahman Capital manages for Quasar, 206,400 shares held for the discretionary account that Brahman Capital manages for Brahman Offshore, and 599,300 shares held by BY Partners); and (vi) each of Messrs. Hochfelder, Sobel and Kuflik own beneficially 2,145,300 shares of Common Stock, constituting approximately 8.9% of the shares outstanding. Brahman Management, Brahman Capital and Messrs. Hochfelder, Sobel and Kuflik own directly no shares of Common Stock. By reason of the provisions of Rule 13d-5(b)(1) under the Act, the Reporting Persons comprising the foregoing group may be deemed to own 2,145,300 shares, constituting approximately 8.9% of the shares outstanding. The percentages used herein are calculated based upon the 24,088,697 shares of Common Stock stated to be issued and outstanding at August 14, 1997, as reflected in the Company's quarterly report on Form 10-Q filed with the Securities and Exchange Commission for the quarterly period ended June 30, 1997.

                                                         Page 15 of 22 Pages
           The second sentence of Item 5(b) is hereby deleted and the following is inserted in its place:
           Brahman Capital is party to investment management contracts pursuant to which Brahman Capital has investment responsibility with respect to securities held for the accounts of Quasar and Brahman Offshore.
           Item 5(c) is hereby amended to add the following:
           The trading dates, number of shares purchased or sold and price per share (excluding commissions) for all other transactions by the Reporting Persons during the past 60 days are set forth in Schedule A hereto. All such transactions were open market transactions and were effected on the New York Stock Exchange. No other transactions were effected by any of the persons named in response to item 5(a) above during such period.

                                                          Page 16 of 22 Pages

                                SIGNATURES
          After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.
Dated:  August 29, 1997
                                    BRAHMAN PARTNERS II, L.P.

                                    By:  BRAHMAN MANAGEMENT, L.L.C.


                                    By:/s/ Peter A. Hochfelder
                                       Name:  Peter A. Hochfelder
                                       Title:  Managing Member


                                    BRAHMAN INSTITUTIONAL PARTNERS, L.P.

                                    By:  BRAHMAN MANAGEMENT, L.L.C.


                                    By:/s/ Peter A. Hochfelder
                                       Name:  Peter A. Hochfelder
                                       Title:  Managing Member


                                    BY PARTNERS, L.P.

                                    By:  BRAHMAN MANAGEMENT, L.L.C.


                                    By:/s/ Peter A. Hochfelder
                                       Name:  Peter A. Hochfelder
                                       Title:  Managing Member


                                    BRAHMAN MANAGEMENT, L.L.C.


                                    By:/s/ Peter A. Hochfelder
                                       Name:  Peter A. Hochfelder
                                       Title:  Managing Member

                                                           Page 17 of 22 Pages

                                    BRAHMAN CAPITAL CORP.


                                    By:/s/ Peter A. Hochfelder
                                       Name:  Peter A. Hochfelder
                                       Title:  President


                                    /s/ Peter A. Hochfelder
                                          Peter A. Hochfelder


                                    /s/ Robert J. Sobel
                                          Robert J. Sobel


                                    /s/ Mitchell A. Kuflik
                                          Mitchell A. Kuflik

                                                          Page 18 of 22 Pages

                                  Schedule A

                             Brahman Partners II, L.P.

                       Transactions in the Common Stock


Date of                 Number of                         Price Per Share
Transaction             Shares Purchased               (excluding commissions)
------------------------------------------------------------------------------

  7/29/97                   10,000                            11.50000
  8/8/97                    12,000                            11.37500
  8/15/97                   14,400                            10.91229
  8/22/97                   50,000                            10.22370

                                                          Page 19 of 22 Pages

                                  Schedule A

                      Brahman Institutional Partners, L.P.

                       Transactions in the Common Stock


Date of                 Number of                         Price Per Share
Transaction             Shares Purchased               (excluding commissions)
------------------------------------------------------------------------------

  8/8/97                    15,600                            11.37500
  8/15/97                   16,800                            10.91229
  8/18/97                   10,000                            10.87500
  8/22/97                   64,900                            10.22370

                                                          Page 20 of 22 Pages

                                  Schedule A

                             BY Partners, L.P.

                       Transactions in the Common Stock


Date of                 Number of                         Price Per Share
Transaction             Shares Purchased               (excluding commissions)
------------------------------------------------------------------------------

  7/28/97                   35,500                            11.21318
  8/8/97                    18,600                            11.37500
  8/15/97                   19,700                            10.91229
  8/22/97                   77,600                            10.22370

                                                          Page 21 of 22 Pages

                                  Schedule A

                   Brahman Capital Corp. for the account of

                      Brahman Partners II Offshore, Ltd.

                       Transactions in the Common Stock


Date of                 Number of                         Price Per Share
Transaction             Shares Purchased               (excluding commissions)
------------------------------------------------------------------------------

  8/8/97                     5,400                            11.37500
  8/15/97                    6,100                            10.91229
  8/22/97                   22,500                            10.22370

                                                          Page 22 of 22 Pages

                                  Schedule A

                   Brahman Capital Corp. for the account of

                     Quasar International Partners C.V.

                       Transactions in the Common Stock


Date of                 Number of                         Price Per Share
Transaction             Shares Purchased               (excluding commissions)
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  8/8/97                     8,400                            11.37500
  8/22/97                   35,000                            10.22370